                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on June 25, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  June 25, 2007

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer
News

           G. WILLI-FOOD INTERNATIONAL ANNOUNCES STRATEGIC INVESTMENT
              IN ITS PRINCIPAL SHAREHOLDER, WILLI-FOOD INVESTMENTS

       ZWI WILLIGER TO CONTINUE MANAGEMENT OF G. WILLI-FOOD INTERNATIONAL;
                     EXPANSION STRATEGY TO REMAIN ON TRACK

YAVNE, ISRAEL - JUNE 25, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that Zwi and Joseph Williger, majority owners of the Company's principal shareholder, Willi-Food Investments Ltd.
(TASE: WLFD) ("Investments"), signed a share purchase agreement to sell an aggregate of 3.9 million shares of Investments, constituting approximately 45%
of the currently outstanding shares of Investments, to Arcadi Gaydamak, an international businessman, for an aggregate purchase price of NIS171.3 million
($40.5 million).

The transaction is expected to be executed at NIS 43.84 ($10.36) per share, representing a 70% premium over the market price of Investments on the day of signing. Zwi Williger would sell approximately 30.5% of his outstanding shares in Investments, leaving him with approximately 8% of the outstanding shares; and
Joseph Williger would sell his entire holdings in Investments. The transaction is subject to the approval of the Israeli Anti-trust authorities.

Following completion of the transaction, Zwi Williger is to continue to act as
CEO of Investments and its subsidiaries, including G. Willi-Food International
Ltd.

Zwi Williger commented: "Our commitment to Investments and G. Willi-Food remains as strong as ever. We have built one of the most significant Kosher food companies in Israel and are rapidly expanding our presence in international markets. We are focused on driving long-term, profitable growth by capitalizing on our expertise in product innovation and expanding distribution channels both domestically and internationally."

Mr. Gaydamak is well-known philanthropist and the primary shareholder of several public companies in Israel including Ocif Investment & Development Ltd., Petro
Group Ltd. and Gilon Investments (1979) Ltd.

The share price of Investments on the Tel Aviv Stock Exchange rose 25% when the deal was announced in Israel yesterday.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

COMPANY CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-1000
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com